EXHIBIT 99.2

ANNUAL INFORMATION FORM

May 18, 2004

Trizec Canada Inc.

2003 FINANCIAL AND OPERATING HIGHLIGHTS

Year Ended December 31
(US$ millions, except per share amounts)	2003	2002
		(Note 1)
Rental revenue	$1,009.9	1,073.4

Rental income	$514.7	572.6

Income (loss) from continuing operations	$125.6	(92.8)

Discontinued operations	$12.2	(13.3)

Net income (loss)	$137.8	(106.1)

Income (loss) per share
Basic and diluted
Continuing operations	$2.10	(1.02)

Discontinued operations	$0.20	(0.14)

Net Income (loss)	$2.30	(1.16)

Note:

1. Certain comparatives have been reclassified to conform to the current year’s presentation.

As at December 31
(US$ millions)	2003	2002

Total assets	$5,968.8	$6,675.9

Total liabilities	$4,368.8	$5,283.6
Non-controlling interests	1,170.5	1,101.4
Shareholders’ equity	429.5	290.9

	$5,968.8	$6,675.9

As at December 31	2003	2002

Number of operating properties
- U.S. office portfolio	64	72
- Other	2	4

Square footage owned (millions)
- U.S. office portfolio	40	42
- Other	1	1

Occupancy
- U.S. office portfolio	87%	89%

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GENERAL

     In this Annual Information Form, unless otherwise indicated, all dollar amounts are expressed in United States dollars, references to “US$” or “$” are to United States dollars. The terms “Trizec Canada” and the “Corporation” refer to Trizec Canada Inc. and its consolidated subsidiaries, the successor ultimate parent company to Trizec Hahn Corporation (“TrizecHahn”). For periods prior to May 8, 2002, references to “the Corporation” or “Trizec Canada” refer to TrizecHahn, which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002.

     All financial statements and financial data derived therefrom presented in this Annual Information Form and in the documents incorporated by reference herein have been prepared and presented in US$ in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar amounts are expressed in United States dollars and references to “$” are to United States dollars. References to “C$” are to Canadian dollars. Unless otherwise indicated, the statistical, operating and financial information contained herein is presented for the year ended and as at December 31, 2003.

     Incorporated herein by reference is the Corporation’s Management’s Discussion and Analysis of Operations and Financial Condition (“Management’s Discussion and Analysis”) as set out in the Corporation’s 2003 Annual Report.

OVERVIEW

     Trizec Canada is primarily engaged in the U.S. real estate business through its approximately 40% interest in Trizec Properties, Inc. (“Trizec Properties”), one of the largest fully integrated and self managed publicly-traded real estate investment trusts, or REITs, in the United States. At December 31, 2003, Trizec Properties owned interests in or managed 64 office properties containing approximately 43 million square feet, with Trizec Properties’ pro rata ownership interest totalling approximately 40 million square feet. Its office properties are concentrated in seven core markets in the United States: Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Houston, Texas; Los Angeles, California; New York, New York; and Washington D.C.

     Trizec Canada’s subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC. Trizec Properties’ common stock trades on the New York Stock Exchange under the symbol TRZ. Trizec Properties’ Form 10-K for the year ended December 31, 2003, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on March 12, 2004, and is included in its 2003 Annual Report to Shareholders.

     On May 8, 2002, TrizecHahn completed a Plan of Arrangement (the “Arrangement”) under Canadian law that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets together with certain non-U.S. assets, becoming a publicly-traded REIT. On April 23, 2002, all classes of TrizecHahn’s shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement.

     As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada. Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. Trizec Canada is a mutual fund corporation under Canadian tax rules. The Arrangement was structured with the objective of achieving economic equivalence between a Trizec Canada Share and a share of Trizec Properties Common Stock. As a result of completion of the Arrangement, Trizec Canada indirectly owns approximately 40% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Subordinate Voting Share and Multiple Voting Share (collectively, “Trizec Canada Shares”), and therefore holders of Trizec Canada Shares have an indirect

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interest in Trizec Properties. It is intended that Trizec Canada will, until at least November 2007, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock. In addition, as a consequence of the Arrangement, Trizec Canada indirectly owns all of the Trizec Properties Special Stock and Trizec Properties Convertible Stock. As the Trizec Properties Special Stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors, Trizec Canada continues to consolidate the balance sheet, operating results and cash flows of Trizec Properties in its consolidated financial statements.

     Immediately after May 8, 2002, certain former holders of TrizecHahn subordinate voting shares, representing approximately 60% of the outstanding TrizecHahn shares, owned approximately 60% of the Trizec Properties Common Stock which they acquired in exchange for TrizecHahn subordinate voting shares.

     On a go-forward basis, it is expected that Trizec Canada will continue to consolidate the balance sheet and operating results of TrizecHahn as the successor ultimate parent company using TrizecHahn’s historical accounting basis. The results of operations and cash flows prior to the Arrangement are those of TrizecHahn. In addition, Trizec Canada’s results now include “non-controlling interests”, which represents the share of earnings of Trizec Properties attributable to the shareholders of Trizec Properties, other than Trizec Canada, after the effective date of the Arrangement.

THE CORPORATION

Incorporation and History

     Trizec Canada Inc. was incorporated under the Canada Business Corporations Act on January 29, 2002. By certificate and articles of amendment dated March 11, 2002, the articles of the Corporation were amended to remove its existing classes of shares and to create a class of subordinate voting shares and a class of multiple voting shares with 50 votes per share.

     By a certificate and articles of arrangement dated May 8, 2002, the Arrangement became effective – see Overview.

     On May 8, 2002, pursuant to the Arrangement, the Corporation issued Subordinate Voting Shares and Multiple Voting Shares to former shareholders of TrizecHahn. In July 1994, TrizecHahn (then known as The Horsham Corporation) acquired 48% of Trizec Corporation Ltd. (“Trizec”), now TrizecHahn Holdings Ltd. In the Fall of 1996, TrizecHahn (then known as Horsham Corporation) acquired the remaining 52% of Trizec and changed its name to Trizec Hahn Corporation.

     The Corporation’s registered office is located at BCE Place, 181 Bay Street, Suite 3820, P.O. Box 800, Toronto, Ontario, Canada M5J 2T3.

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Structure

     Substantially all of the Corporation’s business activities and assets are operated or held by its subsidiaries. The following list shows those subsidiaries with total assets that constitute more than 10% of the consolidated assets of Trizec Canada at December 31, 2003 or total revenues that constitute more than 10% of the consolidated revenues of Trizec Canada for fiscal 2003.

	Jurisdiction of	Percentage of
Company	Organization	Ownership

Trizec Hahn Corporation	Ontario	100%
TrizecHahn Holdings Ltd.	New Brunswick	100%
TrizecHahn Office Properties Ltd.	New Brunswick	100%
Emerald Blue Kft	Hungary	100%
Trizec Properties, Inc.	Delaware	39.7%
Trizec Holdings, Inc.	Delaware	39.7%
Trizec Realty, Inc.	California	39.7%

Other

     A majority of the properties in which Trizec Canada and Trizec Properties have ownership interests are financed by long-term, fixed-rate mortgages or other security instruments. Information concerning the long-term indebtedness of the Corporation (including mortgage loans) is contained in Note 6 to the 2003 Consolidated Financial Statements. In addition, with respect to Trizec Properties, see “Description of Certain Indebtedness” starting on page 25 of the Trizec Properties 10-K for the year ended December 31, 2003.

     At December 31, 2003, Trizec Canada had approximately 940 employees on a consolidated basis, approximately 920 of whom were employed by Trizec Properties and 20 at the Trizec Canada level.

BUSINESS AND PROPERTIES

     Approximately 98% of Trizec Canada’s total rental income or net operating income (“NOI”) for the year ended December 31, 2003 was derived from Trizec Properties and its U.S. office portfolio. Rental income consists primarily of base rent, percentage rent, operating cost recoveries and fee income and parking and other revenue, less the related costs of operations and property taxes.

NOI Contribution Summary

     The table below provides the detail by operating segment of the 2003 NOI.

	NOI for	% of
	Year Ended	Total
	Dec. 31, 2003	NOI
	($ millions)
Trizec Properties
U.S. Office	$506	98%
U.S. retail/entertainment	1	—

	507	98%

Trizec Canada
Europe retail/entertainment	4	1%
Canada corporate and other	4	1%

	8	2%

Total	$515	100%

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Trizec Canada

     The following presents the financial position of the Corporation as at December 31, 2003 on a basis that isolates the financial position of Trizec Properties, Trizec Canada’s principal asset, from the other assets held by Trizec Canada.

	Trizec	Trizec
	Properties	Canada	Total
		($ millions)
Assets
Properties	$4,779.6	—	4,779.6
Cash & short-term investments	226.6	121.7	348.3
Investments	—	329.9	329.9
Other assets	360.1	56.0	416.1
Future income taxes	—	94.9	94.9

	$5,366.3	602.5	5,968.8

Liabilities

Long-term debt	$3,092.7	—	3,092.7
Exchangeable debentures	—	890.9	890.9
Accounts payable and accrued liabilities	317.2	68.0	385.2

	$3,409.9	958.9	4,368.8

Non-Controlling Interests			1,170.5

Shareholders’ Equity			429.5

			$5,968.8

     The aggregate value of Trizec Canada’s net assets should be sufficient to fund the anticipated $92 million of costs of Trizec Canada, until at least November 2007.

     Effective December 31, 2003, the Corporation completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. As a result of this transaction, the Corporation recorded a pre-tax gain on sale of properties in the amount of $0.7 million. With the closing of this transaction, Trizec Canada received proceeds of approximately C$52 million ($39 million) and has substantially completed the sale of its non-U.S. assets.

     During the third quarter of 2003, Trizec Canada sold its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located outside Prague. Total consideration of approximately €22 million ($24 million) was received on the closing of separate transactions relating to each asset. The Corporation recorded a pre-tax gain of $2.5 million in connection with these transactions in the third quarter. Following this sale, all of the consolidated long-term debt at December 31, 2003 relates to Trizec Properties.

     Trizec Canada’s most significant non-U.S. real estate asset following completion of the Arrangement was its 50% interest in the TriGranit joint venture, a Hungarian-based real estate company. In the first quarter of 2003, the Corporation completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner.

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     The first transaction, which closed on February 26, 2003, involved the sale of TriGranit’s operating properties to a subsidiary of the joint venture partner for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of the Corporation, along with a director of the Corporation, control a company which provided to the purchasing subsidiary 50% of the permanent financing required to complete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated.

     In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four-year, interest-bearing $25.5 million vendor take-back note. A price discount of $4.3 million may be applied to the note depending upon the profitability of the development assets at the end of the four-year period. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, the Corporation recorded a pre-tax gain of $47.7 million during the first quarter of 2003.

Trizec Properties

Business and Growth Strategies

     Trizec Properties’ goal is to increase stockholder value through creating sustained growth in operating cash flow and maximizing the value of its assets. Trizec Properties believes it can accomplish this by using the following strategies:

•	intensively leasing and managing its properties to maximize property operations;

•	vigorously engaging in asset management to enhance the value of its properties;

•	actively managing its portfolio to maximize the total value of its properties;

•	improving the efficiency and productivity of its operations; and

•	maintaining a prudent and flexible capital plan.

     Intensively Leasing and Managing its Properties

     By intensively leasing and managing its properties, Trizec Properties expects to maximize the NOI from its properties. To maximize NOI, Trizec Properties has focused on:

•	providing appropriate, profitable tenant services;

•	where market rents exceed in-place rents, narrowing the gap between market rents and in-place rents as leases for its properties expire;

•	increasing occupancy in its properties;

•	renewing leases with existing tenants;

•	carefully controlling operating costs; and

•	carefully managing investments in tenant improvements.

     In 2003, average gross rental rates on 6.9 million square feet of new and renewal leases (6.2 million square feet on a pro rata basis) increased by approximately $0.11 per square foot (decreased by approximately $0.60 per square foot on a pro rata basis). This increase generally reflected the impact of re-leasing space in properties, at higher average rents than the average rents in effect at lease expiration. For its total portfolio, Trizec Properties estimates of market rents at December 31, 2002 were on average approximately 2% below its in-place rents.

     Vacant space in its portfolio, which approximated 13.2% or 5.6 million square feet (approximately 13.4% on approximately 5.3 million square feet on a pro rata basis) at December 31, 2003, represents an opportunity to increase cash flow.

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     Cash received on its rental revenue has and will continue to benefit from contractual rental increases, opportunistic lease terminations and the execution of “blend and extend” strategies, which allow early lease renewals at rates that blend the rents of the current lease with the rents for the renewal term.

     Engaging in Asset Management

     Trizec Properties’ asset management strategy is to invest capital in its existing portfolio to increase its value and marketability. To accomplish this strategy, Trizec Properties engages in such activities as acquiring ground leases and air rights ancillary to existing properties and renovating and upgrading office properties.

     In 2003, Trizec Properties incurred approximately $100.4 million (approximately $113.2 million on a pro rata basis) to renovate and upgrade its properties, including tenant improvements. Trizec Properties intends to continue to actively engage in these and similar activities as appropriate and as market conditions warrant.

     Actively Managing the Portfolio

     Trizec Properties’ portfolio strategy is to invest in office properties in its core markets, which all represent major metropolitan areas that have historically demonstrated high job growth. For the year ended December 31, 2003, Trizec Properties seven core markets accounted for 79% of its total office property NOI. Trizec Properties believes that focusing office properties in its core markets will allow it to achieve economies of scale across a diverse base of tenants and to enjoy a significant leasing presence in its markets. By maintaining a wider range of properties in a market, Trizec Properties believes that it is also able to attract a broader tenant base, which provides a more sustainable cash flow. As part of its focus on office properties in its core markets, Trizec Properties sold eight non-core office assets in 2003. With these sales, Trizec Properties has exited several non-core markets and submarkets where it had owned single office property assets, including Detroit, Memphis, West Palm Beach and the Los Angeles Airport submarket.

     As part of its long-term strategy, Trizec Properties intends to acquire additional office properties, as opportunities arise, capital becomes available and market conditions permit, particularly in its core markets. Trizec Properties may acquire properties individually or as part of a portfolio, or as joint ventures or other business combinations. Trizec Properties may also acquire additional equity partners on selected properties. As opportunities arise and market conditions dictate, Trizec Properties may dispose of properties, including non-core assets that are not complementary to this strategy. Trizec Properties may also dispose of currently owned properties and acquire new ones within its core markets, or explore entry into other similar markets, based on its view of the direction of the office properties market.

     Improving the Efficiency and Productivity of Operations

     The careful control of both property operating expenses as well as general and administrative expenses is key to achieving Trizec Properties’ goal of maximizing operating cash flow. In 2002 Trizec Properties began a process of maximizing its operating cash flow by realigning and simplifying its management structure and consolidating its seven regional accounting, payroll and information services functions in Chicago. This process resulted in a net reduction of approximately 85 employees as of the end of 2002, and increased efficiency in its service operation. Trizec Properties has continued to evaluate and improve its operational structure and has implemented policies and procedures to increase productivity. Trizec Properties intends to continue to seek ways to generate general and administrative expense savings over time.

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     Maintaining a Prudent and Flexible Capital Plan

     Trizec Properties believes that, in order to maximize its cash flow growth, its asset management and operating strategies must be complemented by a capital strategy designed to maximize the return on capital. Trizec Properties capital strategy is to:

•	maintain adequate working capital and lines of credit to ensure liquidity and flexibility;

•	employ an appropriate degree of leverage;

•	maintain floating rate debt at a level that allows it to take advantage of lower interest costs and minimize loan pre-payment costs when possible; and

•	actively manage its exposure to interest rate volatility through the use of long-term fixed-rate debt and various hedging strategies.

     Trizec Properties regularly reviews various credit ratios such as outstanding debt-to-book value, outstanding debt-to-asset value, fixed charge ratio and interest coverage ratio to monitor its leverage. Trizec Properties is also aware of the risk of interest rate increases. In order to mitigate the risk of rising interest rates, Trizec Properties may pursue fixed rate financing. In addition, from time to time, Trizec Properties may enter into interest rate derivative contracts in order to limit its exposure to increasing interest rates. During 2003, by way of interest rate swap agreements, Trizec Properties fixed the interest rates on $150.0 million of variable rate debt at a weighted average interest rate of 6.02%, and $500.0 million of variable rate debt at a weighted average interest rate of 2.61% plus various spreads. Trizec Properties monitors both the amount of its leverage and the mix of its fixed/floating-rate debt to provide a more reliable stream of earnings.

     An important source of liquidity for Trizec Properties is a secured revolving line of credit that it renegotiated in the fourth quarter of 2002. The credit facility includes numerous financial covenants that govern Trizec Properties’ ability to borrow under the facility and the amount of borrowings that are available under the facility. Under the secured facility, as amended and restated, the financial covenants are more flexible and Trizec Properties capacity to borrow is more certain than under the original facility. As of December 31, 2003, the amount eligible to be borrowed under this facility was $217.0 million, none of which was outstanding.

     To the extent Trizec Properties believes it necessary and efficient it may raise capital through a variety of means in addition to traditional secured debt, including but not limited to selling assets, entering into joint ventures or partnerships with equity providers, issuing equity securities or a combination of these methods.

Market Overview

     The supply of, and demand for, office space affect the performance of Trizec Properties’ office property portfolio. Macroeconomic conditions, such as current and expected economic trends, business and consumer confidence and employment levels, drive this demand.

     Over the next several years, Trizec Properties plans to continue to concentrate its capital on its core markets and to exit selectively from investments in its secondary markets in an orderly fashion as it has done in the past. Trizec Properties expects principally to redeploy proceeds from sales into debt repayment and investment in Class A office buildings in its core markets. Trizec Properties considers Class A office buildings to be buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates and that are modern structures or have been modernized to compete with newer buildings.

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     Geographic Diversity

     Trizec Properties’ geographically diversified asset base makes it more likely that it will be able to generate sustainable cash flows throughout the various phases of economic cycles than if it were less diversified. The following table summarizes the major city focus and geographic distribution of it U.S. office property portfolio at December 31, 2003.

U.S. Office Portfolio Summary
(At December 31, 2003)

						Occupancy	Average
	No.	Total				Weighted	In-place
	of	Managed Area		Owned Area		on Owned	Gross Rent
	Properties	000s sq.ft.	%	000s sq.ft.	%	Area	$ per sq.ft.

Core Markets
Atlanta	7	4,616	11%	4,616	12%	85.8%	$20.40
Chicago	4	2,434	6%	2,434	6%	95.1%	26.60
Dallas	5	5,991	14%	5,225	13%	80.7%	19.50
Houston	6	6,580	15%	6,056	15%	84.9%	19.20
Los Angeles Area	4	2,452	6%	2,262	6%	84.8%	26.90
New York Area	7	7,913	19%	6,462	16%	97.3%	30.80
Washington, D.C. Area	18	4,436	10%	4,436	11%	87.1%	26.00

Total Core Markets	51	34,422	81%	31,491	79%	88.0%	$24.10

Secondary Markets
Charlotte	2	1,368	3%	1,368	3%	98.2%	$19.40
Minneapolis	1	813	2%	813	3%	60.1%	14.20
Pittsburgh	1	1,468	4%	1,468	4%	79.1%	18.70
St. Louis	2	1,378	3%	1,378	3%	85.0%	20.70
Other	7	3,038	7%	3,038	8%	77.9%	18.50

Total Secondary Markets	13	8,065	19%	8,065	21%	81.0%	$18.90

Total U.S. Office Properties	64	42,487	100%	39,556	100%	86.6%	$23.10

     In-place gross rents consist of the amounts paid under Trizec Properties’ leases including the costs of providing services and taxes. In-place gross rents exclude straight-line rent adjustments. In 2003, based upon its total managed area, leases expired at an average gross rent of approximately $20.64 per square foot and were generally being signed at an average gross rent per square foot of approximately $20.75. Based upon its owned area, leases expired at an average gross rent of approximately $20.62 per square foot and were generally being signed at an average gross rent per square foot of approximately $20.02.

     Lease Profile

     For Trizec Properties’ U.S. office portfolio, market rents at December 31, 2003 were on average approximately 2% below its average in-place rents. Over the next five years, beginning in 2004, scheduled lease expirations in its office portfolio average approximately 9.6% annually, based on its owned space at December 31, 2003. The data in the table are based on its owned area. Expiring gross rents exclude straight-line rent adjustments.

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Scheduled Annual Expirations of Office Leases(1)
(At December 31, 2003)

	2004 Expirations				2005 Expirations				2006 Expirations
	000s				000s				000s

	sq. ft.	%	$ psf	%	sq. ft	%	$ psf	%	sq. ft	%	$ psf	%

Core Markets
Atlanta	564	12.2%	$19.72	11.8%	542	11.7%	$19.66	11.3%	606	13.1%	$22.04	14.2%
Chicago	240	9.9%	24.08	8.9%	110	4.5%	27.65	4.7%	339	13.9%	22.49	11.8%
Dallas	405	7.8%	17.72	7.0%	433	8.3%	20.69	8.8%	333	6.4%	20.13	6.6%
Houston	923	15.2%	19.07	15.1%	273	4.5%	20.98	4.9%	314	5.2%	21.33	5.8%
Los Angeles Area	254	11.2%	26.30	11.0%	206	9.1%	26.22	8.9%	194	8.6%	27.95	8.9%
New York Area	988	15.3%	30.55	15.2%	443	6.9%	33.86	7.5%	229	3.5%	39.35	4.5%
Washington, D.C. Area	382	8.6%	24.99	8.3%	665	15.0%	24.42	14.1%	263	5.9%	32.64	7.4%

Total Core Markets	3,756	11.9%	$23.45	11.6%	2,672	8.5%	$24.34	8.6%	2,278	7.2%	$25.20	7.6%

Secondary Markets
Charlotte	20	1.5%	$27.32	2.1%	260	19.0%	$24.96	24.5%	198	14.5%	$23.83	17.8%
Minneapolis	140	17.2%	16.84	20.4%	7	0.9%	18.77	1.1%	50	6.2%	19.45	8.4%
Pittsburgh	156	10.6%	19.39	11.0%	101	6.9%	19.18	7.1%	121	8.2%	20.58	9.1%
St. Louis	77	5.6%	20.97	5.7%	238	17.3%	17.89	14.9%	56	4.1%	17.35	3.4%
Other	416	13.7%	17.90	13.2%	397	13.1%	17.39	12.3%	313	10.3%	18.94	10.5%

Total Secondary Markets	809	10.0%	$18.53	9.8%	1,003	12.4%	$19.66	12.9%	738	9.2%	$20.43	9.9%

Total – Owned Area	4,565	11.5%	$22.58	11.3%	3,675	9.3%	$23.06	9.3%	3,016	7.6%	$24.03	7.9%

Total Area	4,847	11.4%	$23.05		3,820	9.0%	$23.67		3,141	7.4%	$24.59

	2007 Expirations				2008 Expirations
	000s				000s
	sq. ft	%	$ psf	%	sq. ft	%	$ psf	%

Core Markets
Atlanta	574	12.4%	$21.59	13.2%	525	11.4%	$19.49	10.9%
Chicago	196	8.1%	26.36	8.0%	156	6.4%	24.65	5.9%
Dallas	932	17.8%	19.18	17.5%	246	4.7%	21.35	5.2%
Houston	396	6.5%	23.69	8.1%	722	11.9%	22.15	13.8%
Los Angeles Area	153	6.8%	27.47	6.9%	127	5.6%	32.16	6.7%
New York Area	179	2.8%	32.88	3.0%	358	5.5%	34.64	6.2%
Washington, D.C. Area	709	16.0%	31.07	19.1%	556	12.5%	32.20	15.5%

Total Core Markets	3,139	10.0%	$24.51	10.1%	2,690	8.5%	$25.91	9.2%

Secondary Markets
Charlotte	48	3.5%	$15.59	2.8%	89	6.5%	$23.72	8.0%
Minneapolis	48	5.9%	10.30	4.3%	158	19.4%	12.75	17.4%
Pittsburgh	127	8.7%	20.70	9.6%	140	9.5%	17.82	9.1%
St. Louis	234	17.0%	27.94	22.9%	161	11.7%	22.12	12.5%
Other	532	17.5%	20.35	19.3%	392	12.9%	21.17	14.8%

Total Secondary Markets	989	12.3%	$21.46	13.9%	940	11.7%	$19.66	12.1%

Total – Owned Area	4,128	10.4%	$23.78	10.7%	3,630	9.2%	$24.30	9.7%

Total Area	4,269	10.0%	$23.88		3,767	8.9%	$25.02

(1)	Expiring gross rents represent base rents at time of expiration plus current expense reimbursements and exclude straight line rent adjustments. Expiring percentages are based on owned area except for the row “Total Area”, which is based on total area.

     Over the last three years, Trizec Properties has leased approximately 21.8 million square feet of new and renewal space. Occupancy for the entire portfolio based on owned area was approximately 86.6% at December 31, 2003, down from approximately 89.0% at December 31, 2002.

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     Tenant Diversity

     Trizec Properties’ diversified tenant base adds to the durability of its future cash flow. The following table summarizes the breadth and diversity by industry of the approximately 2,300 tenants in the portfolio at December 31, 2003.

Industry	% Owned Area

Banking/Securities Brokers	16%
Legal Services	11%
Miscellaneous Business Services	7%
Computers/Communications	7%
Insurance/Non-Bank Financial	7%
Oil & Gas	6%
Wholesalers/Retailers	5%
Government	5%
Engineering/Architectural Services	5%
Transportation	3%

     This large tenant base and strong position in key markets allows Trizec Properties to take advantage of economies of scale and drive internal growth in the areas of parking, telecommunications and antennas, specialty retail leasing, signage and branding opportunities, energy and national purchasing contracts.

     Trizec Properties’ ten largest tenants accounted for approximately 20% of its gross rent revenue, excluding straight-line rent adjustments for the year ended December 31, 2003. No single tenant accounted for more than approximately 4% of its gross rent revenue, excluding straight-line rent adjustments for the year ended December 31, 2003. The following table sets forth information concerning its ten largest tenants at December 31, 2003.

	% Rental
Top Ten Tenants by Rental Revenue	Revenue(1)	% Owned Area

Wachovia/Prudential Financial Advisors	4%	4%
Government Services Administration	3%	2%
Goldman Sachs	2%	2%
Bank of America	2%	2%
Continental Airlines	2%	2%
Devon Energy Corporation	2%	2%
Ernst & Young	2%	1%
Fried, Frank, Harris	1%	1%
Kellogg Brown & Root	1%	1%
Jones Apparel Group	1%	1%

Total Top Ten Tenants	20%	18%

(1)	Represents base rent plus expense reimbursements and excludes straight-line rent adjustments.

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     Top Office Properties

The following table summarizes Trizec Properties’ top ten properties based on contribution to its rental revenue for the year ended December 31, 2003. All of the properties in the table are 100% owned unless otherwise indicated.

Top Ten Properties by Rental Revenue		% Rental	% Owned
Contribution		Revenue(1)	Area

One New York Plaza	New York, NY	7%	6%
Allen Center	Houston, TX	7%	8%
The Grace Building (50%)	New York, NY	4%	2%
Ernst & Young Plaza	Los Angeles, CA	3%	3%
Galleria Towers	Dallas, TX	3%	4%
Newport Tower	Jersey City, NJ	3%	3%
1411 Broadway (50%)	New York, NY	3%	1%
Renaissance Tower	Dallas, TX	3%	4%
110 William Street	New York, NY	3%	2%
Gateway Center	Pittsburgh, PA	2%	4%

Total Top Ten Properties		38%	37%

(1)	Represents base rent plus expense reimbursements and includes straight-line rent adjustments.

     Investment in Sears Tower

     On December 3, 1997, the Corporation purchased a subordinated mortgage collateralized by the Sears Tower in Chicago, Illinois, for approximately $70.0 million and became the residual beneficiary of the trust that holds title to the Sears Tower. The outstanding balance of the subordinated mortgage, including accrued interest, was approximately $294.0 million at acquisition. At December 31, 2002, the Sears Tower was held by a trust established for the benefit of an affiliate of Sears, Roebuck and Co. The trust had a scheduled termination date of January 1, 2003, at which time the assets of the trust, subject to a participating first mortgage, were to be distributed to Trizec Properties as the residual beneficiary. The subordinated mortgage was subordinate to an existing non-recourse participating first mortgage.

     The subordinated mortgage held by Trizec Properties, which was to mature in July 2010, had certain participation rights to the extent of available cash flow. Since acquisition, Trizec Properties had not been accruing interest income on the subordinated mortgage due to the uncertainty regarding ultimate collectibility of accrued interest. In 2002, a loss provision of approximately $48.3 million was recorded to reduce the carrying value of its investment in the Sears Tower to its estimated fair value of approximately $23.6 million.

     On August 28, 2003, the Corporation sold its interest in a subordinated mortgage collateralized by Sears Tower in Chicago, Illinois to a third party for approximately $9 million. Subsequent to the sale, the Corporation continued to serve as property manager and leasing agent for Sears Tower until April 30, 2004. Effective on that date, the third-party owner of Sears Tower sold its interest in Sears Tower and the Corporation was terminated as the property manager and leasing agent for Sears Tower.

Retail/Entertainment Properties

     At December 31, 2003, Trizec Properties owned one retail/entertainment property, Hollywood & Highland in Los Angeles, California, which is a 645,000-square-foot complex. Trizec Properties also developed a 640-room hotel as part of the complex, which was held in a joint venture that was proportionately consolidated

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in our financial statements as of December 31, 2003. The complex opened on November 8, 2001. The hotel opened on December 26, 2001. The retail portion of the project was 84.8% occupied at December 31, 2003. On February 27, 2004, Trizec Properties sold the Hollywood & Highland complex for gross proceeds of approximately $201.0 million. In conjunction with the sale, Trizec Properties paid off and retired approximately $214.1 million of mortgage debt related to the Hollywood & Highland complex.

     In January 2003, Trizec Properties sold Paseo Colorado, a 565,000-square-foot, mixed-use re-development in Pasadena, California, for approximately $113.5 million of gross proceeds.

     In the fourth quarter of 2001, Trizec Properties recorded an allowance for loss related to Hollywood & Highland and Desert Passage, a 475,000 square-foot hotel and casino complex in Las Vegas, Nevada, of approximately $239.4 million. This allowance for loss reflected the negative impact of the September 2001 terrorist attacks on tourism, upon which Hollywood & Highland and Desert Passage depend for a significant portion of their visitors. In addition, Desert Passage was impacted by the September 2001 filing of a Chapter 11 reorganization by the unaffiliated owners of the Aladdin Hotel and Casino, which is adjacent to Desert Passage and upon which Desert Passage further depends for a significant portion of its visitors.

     The results of operations of both projects did not meet the levels expected in 2002 and Trizec Properties believed the fair value of these properties had declined further. Accordingly, an additional provision for loss in the amount of approximately $238.4 million was recorded for the year ended December 31, 2002.

     In July 2003, Trizec Properties reached an agreement in which it agreed to end litigation and resolve standing disputes concerning the development and subsequent bankruptcy of the hotel and casino adjacent to its Desert Passage project. In exchange for Trizec Properties’ agreement to end the development litigation and its agreement to permit and assist in the re-theming of the hotel and casino complex, the other parties to the litigation agreed to dismiss all claims against Trizec Properties. This settlement agreement was approved by the United States Bankruptcy Court for the District of Nevada in August 2003. In the third quarter of 2003, Trizec Properties recognized a gain on lawsuit settlement of approximately $26.7 million comprised primarily of the forgiveness of debt. Trizec Properties did not receive any cash proceeds from the litigation settlement.

     In December 2003, Trizec Properties sold Desert Passage for approximately $239.1 million of net proceeds. The gain on sale of Desert Passage was approximately $26.5 million. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.9 million comprised primarily of the write-off of deferred financing fees.

Competition

     The leasing of real estate is highly competitive. Trizec Properties competes for tenants with lessors and developers of similar properties located in its respective markets primarily on the basis of location, rent charged, services provided, and the design and condition of its buildings. Trizec Properties also experiences competition when attempting to acquire real estate, including competition from domestic and foreign financial institutions, other REITs, life insurance companies, pension trusts, trust funds, partnerships and individual investors.

Environmental Matters

     Trizec Properties is subject to various federal, state and local laws and regulations relating to environmental matters. Under these laws, Trizec Properties is exposed to liability primarily as an owner or operator of real property and, as such, it may be responsible for the cleanup or other remediation of contaminated property. Contamination for which Trizec Properties may be liable could include historic contamination, spills of hazardous materials in the course of its tenants’ regular business operations and spills or releases of hydraulic or other toxic oils. An owner or operator can be liable for contamination or hazardous or toxic substances in some circumstances whether or not the owner or operator knew of, or was responsible for, the presence of such

Trizec Canada Inc.	13	Renewal Annual Information Form

contamination or hazardous or toxic substances. In addition, the presence of contamination or hazardous or toxic substances on property, or the failure to properly clean up or remediate such contamination or hazardous or toxic substances when present, may materially and adversely affect Trizec Properties’ ability to sell or lease such contaminated property or to borrow using such property as collateral.

     Asbestos-containing material, or ACM, is present in some of Trizec Properties’ properties. Environmental laws govern the presence, maintenance and removal of asbestos. Trizec Properties’ believes that it manages ACM in accordance with applicable laws. Trizec Properties plans to continue managing ACM as appropriate and in accordance with applicable laws and it believes that the cost to do so will not be material.

     Compliance with existing environmental laws has not had a material adverse effect on Trizec Properties’ financial condition and results of operations, and Trizec Properties does not believe it will have such an impact in the future. In addition, Trizec Properties has not incurred, and does not expect to incur, any material costs or liabilities due to environmental contamination at properties it currently owns or has owned in the past. However, Trizec Properties cannot predict the impact of new or changed laws or regulations on its current properties or on properties that Trizec Properties may acquire in the future. Trizec Properties has no current plans for substantial capital expenditures with respect to compliance with environmental laws.

Trizec Canada Inc.	14	Renewal Annual Information Form

PORTFOLIO LISTINGS

     The following property listing sets forth key information with respect to the office property portfolio at December 31, 2003.

Trizec Properties – Office Properties

Core Markets

		Year of		Owned
		completion/	Total area	area
Name (Ownership) (1)	Location	renovation	(sq. ft.)	(sq. ft.)	Occupancy[2]

Atlanta
Interstate North Parkway	Atlanta, GA	1973/84/01	955,000	955,000	92.9%
Colony Square	Atlanta, GA	1970/73/95	837,000	837,000	79.5%
The Palisades	Atlanta, GA	1981/83/99	627,000	627,000	84.5%
Newmarket Business Park	Atlanta, GA	1979/89	617,000	617,000	88.8%
One Alliance Center	Atlanta, GA	2001	558,000	558,000	96.6%
Lakeside Centre	Atlanta, GA	1984/86	518,000	518,000	70.3%
Midtown Plaza	Atlanta, GA	1984/85	504,000	504,000	85.1%

Total – Atlanta	(7 properties)		4,616,000	4,616,000	85.8%

Chicago
Two North LaSalle	Chicago, IL	1979/00	692,000	692,000	95.5%
10 South Riverside	Chicago, IL	1965/99	685,000	685,000	91.6%
120 South Riverside	Chicago, IL	1967/99	685,000	685,000	98.0%
550 West Washington	Chicago, IL	2000	372,000	372,000	95.6%

Total – Chicago	(4 properties)		2,434,000	2,434,000	95.1%

Dallas
Renaissance Tower	Dallas, TX	1974/92	1,739,000	1,739,000	82.3%
Bank One Center (50%)	Dallas, TX	1987	1,531,000	765,000	80.2%
Galleria Towers I, II and III	Dallas, TX	1982/85/91	1,418,000	1,418,000	88.5%
Plaza of the Americas	Dallas, TX	1980	1,176,000	1,176,000	70.2%
Park Central I	Dallas, TX	1970/71	127,000	127,000	72.4%

Total – Dallas	(5 properties)		5,991,000	5,225,000	80.7%

Houston
Allen Center	Houston, TX	1972/78/80/95	3,184,000	3,184,000	85.7%
Cullen Center
Continental Center I	Houston, TX	1984	1,110,000	1,110,000	81.1%
Continental Center II	Houston, TX	1971	449,000	449,000	88.5%
Kellogg Brown & Root Tower (50%)	Houston, TX	1978	1,048,000	524,000	88.1%
500 Jefferson	Houston, TX	1962/83	390,000	390,000	65.4%
3700 Bay Area Blvd	Houston, TX	1986	399,000	399,000	100.0%

Total – Houston	(6 properties)		6,580,000	6,056,000	84.9%

Los Angeles Area
Ernst & Young Plaza	Los Angeles, CA	1985	1,245,000	1,245,000	82.7%
Marina Towers (50%)	Los Angeles, CA	1971/76	381,000	191,000	71.1%
Landmark Square	Long Beach, CA	1991	443,000	443,000	93.3%
Shoreline Square	Long Beach, CA	1988	383,000	383,000	88.8%

Total – Los Angeles Area	(4 properties)		2,452,000	2,262,000	84.8%

New York Area
One New York Plaza	New York, NY	1970/95	2,458,000	2,458,000	99.6%
The Grace Building (50%)	New York, NY	1971/2002	1,518,000	758,000	99.3%
1411 Broadway (50%)	New York, NY	1970	1,151,000	574,000	99.1%
110 William Street	New York, NY	1960/99	868,000	868,000	97.2%
1065 Ave. of the Americas (99%)	New York, NY	1958	665,000	659,000	81.4%
1460 Broadway (50%)	New York, NY	1951/2000	215,000	107,000	100.0%
Newport Tower	Jersey City, NJ	1990	1,038,000	1,038,000	99.0%

Total – New York Area	(7 properties)		7,913,000	6,462,000	97.3%

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Trizec Properties – Office Properties
Core Markets (continued)

		Year of
		completion/	Total area	Owned area
Name (Ownership) (1)	Location	renovation	(sq. ft.)	(sq. ft.)	Occupancy[2]

Washington, D.C. Area
2000 L Street, N.W.	Washington, D.C.	1968/98	383,000	383,000	97.8%
Watergate Office Building	Washington, D.C.	1965/91	261,000	261,000	96.3%
1225 Connecticut, N.W.	Washington, D.C.	1968/94	217,000	217,000	99.4%
1400 K Street, N.W.	Washington, D.C.	1982/2002	189,000	189,000	73.0%
1250 Connecticut, N.W.	Washington, D.C.	1964/96	172,000	172,000	100.0%
1250 23rd Street, N.W.	Washington, D.C.	1990	116,000	116,000	100.0%
2401 Pennsylvania	Washington, D.C.	1991	77,000	77,000	93.3%

Washington, D.C.	(7 properties)		1,415,000	1,415,000	94.7%

Bethesda Crescent	Bethesda, MD	1987	269,000	269,000	87.9%
Twinbrook Metro Plaza	Rockville, MD	1986	165,000	165,000	100.0%
Silver Spring Metro Plaza	Silver Spring, MD	1986	688,000	688,000	81.1%
Silver Spring Centre	Silver Spring, MD	1987	216,000	216,000	99.0%

Suburban Maryland	(4 properties)		1,338,000	1,338,000	87.7%

Beaumeade Corporate Park	Ashburn, VA	1990/98/2000	460,000	460,000	100.0%
Two Ballston Plaza	Arlington, VA	1988	223,000	223,000	61.5%
1550 Wilson Boulevard	Arlington, VA	1983	134,000	134,000	98.8%
1560 Wilson Boulevard	Arlington, VA	1987	128,000	128,000	98.3%
Reston Unisys	Reston, VA	1980	238,000	238,000	100.0%
One Reston Place	Reston, VA	2000	185,000	185,000	0.0%
Sunrise Tech Park	Reston, VA	1983/85	315,000	315,000	80.9%

Northern Virginia	(7 properties)		1,683,000	1,683,000	80.1%

Total – Washington, D.C. Area	(18 properties)		4,436,000	4,436,000	87.1%

Total – Core Markets	(51 properties)		34,422,000	31,491,000	88.0%

Secondary Markets

		Year of
		completion/	Total area	Owned area
Name (Ownership) (1)	Location	renovation	(sq. ft.)	(sq. ft.)	Occupancy[2]

Charlotte
Bank of America Plaza	Charlotte, NC	1974	891,000	891,000	98.5%
First Citizens Plaza	Charlotte, NC	1985	477,000	477,000	97.7%

Total – Charlotte	(2 properties)		1,368,000	1,368,000	98.2%

Minneapolis
Northstar Center	Minneapolis, MN	1916/62/86	813,000	813,000	60.1%

Pittsburgh
Gateway Center	Pittsburgh, PA	1952/60	1,468,000	1,468,000	79.1%

St. Louis
Metropolitan Square	St. Louis, MO	1989	1,041,000	1,041,000	87.1%
St. Louis Place	St. Louis, MO	1983	337,000	337,000	78.3%

Total – St. Louis	(2 properties)		1,378,000	1,378,000	85.0%

Other
250 West Pratt Street	Baltimore, MD	1986	368,000	368,000	79.2%
Bank of America Plaza	Columbia, SC	1989	303,000	303,000	85.6%
1441 Main Street	Columbia, SC	1988	274,000	274,000	93.4%
1333 Main Street	Columbia, SC	1983	225,000	225,000	81.5%
Borden Building	Columbus, OH	1974	569,000	569,000	69.1%
Capital Center II & III	Sacramento, CA	1984/85	529,000	529,000	74.3%
Williams Center I & II	Tulsa, OK	1982/83	770,000	770,000	76.7%

Total – Other	(7 properties)		3,038,000	3,038,000	77.9%

Total – Secondary Markets	(13 properties)		8,065,000	8,065,000	81.0%

Total – Office Properties	(64 properties)		42,487,000	39,556,000	86.6%

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Trizec Properties - Other Properties

		Year of
		completion/	Total area	Owned area
Name (Ownership) (1)	Location	renovation	(sq. ft.)	(sq. ft.)	Occupancy[2]

Hollywood & Highland (3)
Retail	Los Angeles, CA	2001	645,000	645,000	84.8%
Hotel (91.5%)	Los Angeles, CA	2001	600,000	546,000	n/a

			1,245,000	1,191,000

151 Front Street (3)	Toronto, ON	1954/2000	272,000	272,000	77.6%

			1,517,000	1,463,000

Notes:

(1) The economic interest of Trizec’s owning entity is 100% unless otherwise noted.

(2) Occupancy as shown is weighted on owned area.

(3) Sold subsequent to December 31, 2003.

RISK FACTORS

     The following summarizes risk factors relevant to Trizec Canada.

Risks Relating to Trizec Properties

     The following risk factors are relevant to Trizec Properties and Trizec Properties Common Stock. Because the principal asset of Trizec Canada is its indirect interest in shares of Trizec Properties Common Stock, substantially all of the following risks are also relevant to Trizec Canada. These risks are set out in detail starting on page 8 of the Trizec Properties Form 10-K, which is included as Schedule A to this Annual Information Form.

•	Trizec Properties’ economic performance and the value of its real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.

•	Trizec Properties’ inability to enter into renewal or new leases on favourable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect its cash flows and operating results.

•	If a significant number of Trizec Properties’ tenants defaulted or sought bankruptcy protection, its cash flows and operating results would suffer.

•	Trizec Properties’ business is substantially dependent on the economic climates of seven core markets.

•	Trizec Properties may have difficulty selling its properties, which may limit its flexibility.

•	The continuing threat of terrorism may adversely affect operating results from properties held by Trizec Properties, as well as its ability to sell properties that it is holding for disposition on a timely basis or on acceptable terms.

•	Compliance with Trizec Properties’ tax cooperation agreement with Trizec Canada may limit its flexibility in making real estate investments and conducting its business.

Trizec Canada Inc.	17	Renewal Annual Information Form

•	Trizec Properties’ financial covenants could adversely affect its financial condition and results of operations.

•	Trizec Properties’ degree of leverage may adversely affect its business and the market price of the Trizec Properties Common Stock.

•	Trizec Properties’ historical financial information may not be representative of its financial position, operating results and cash flows as a separate company.

•	If Trizec Properties is unable to manage its interest rate risk effectively, its cash flows and operating results may suffer.

•	Trizec Properties’ insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect its financial conditions and results of operations.

•	Fixed real estate costs may intensify revenue losses when income from properties held by Trizec Properties decreases.

•	Trizec Properties’ competitors may adversely affect its ability to lease its properties, which may cause its cash flows and operating results to suffer.

•	Trizec Properties faces risks associated with property acquisitions.

•	Because Trizec Properties must distribute a substantial portion of its net income to qualify as a REIT, it may be dependent on third-party sources of capital to fund its future capital needs.

•	Trizec Properties faces risks associated with the use of debt to finance its business, including refinancing risk.

•	Restrictions in loan agreements may limit the distributions Trizec Properties receives from its operating subsidiaries and the amounts available for distributions to stockholders as dividends on its common stock.

•	Trizec Properties’ success depends on key personnel whose continued service is not guaranteed.

•	Environmental problems at properties held by Trizec Properties are possible and may be costly.

•	If Trizec Properties were required to accelerate its efforts to comply with the Americans with Disabilities Act, its cash flows and operating results could suffer.

•	Additional regulations applicable to properties held by Trizec Properties could require it to make substantial expenditures to ensure compliance, which could adversely affect its cash flows and operating results.

•	Trizec Properties does not have sole control over the properties that it holds with co-venturers or partners or over the revenues and certain decisions associated with those properties, which may limit its flexibility with respect to these investments.

•	Trizec Properties’ failure to qualify as a REIT would decrease the funds available for distribution to its stockholders and adversely affect the market price of the Trizec Properties Common Stock.

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•	P.M. Capital Inc., a corporation controlled by Peter Munk, maintains an ownership interest in Trizec Canada by which Mr. Munk will control the election of members of the board of directors of Trizec Properties until January 1, 2008.

•	An ownership limitation in Trizec Properties’ certificate of incorporation may adversely affect the market price of the Trizec Properties Common Stock.

•	Higher market interest rates may adversely affect the market price of the Trizec Properties Common Stock.

•	The sale or availability for sale of approximately 60 million shares of Trizec Properties Common Stock owned indirectly by Trizec Canada or shares of Trizec Properties Common Stock that may be issued hereafter could adversely affect the market price of Trizec Properties Common Stock.

•	Limits on changes of control may discourage takeover attempts that may be beneficial to holders of Trizec Properties Common Stock.

•	An anticipated increase in taxes applicable to dividends that Trizec Properties pays to a Hungarian subsidiary of Trizec Canada may decrease the amount of Trizec Properties dividends on the Trizec Properties Common Stock.

•	The issuance of additional shares of Trizec Properties Common Stock pursuant to the terms of the Trizec Properties Class F Convertible Stock may dilute stockholders’ interest in Trizec Properties and adversely affect the market price of the Trizec Properties Common Stock.

•	The reduction of the tax rate on certain dividends from non-REIT C corporations may adversely affect Trizec Properties and its stockholders.

•	Even if Trizec Properties qualifies as a REIT, it is required to pay some taxes, which may result in less cash available for distribution to stockholders.

Other Risks Relating to Trizec Canada

Ability to Pay Quarterly Dividends Equivalent to Quarterly Dividends Paid on Trizec Properties Common Stock

     While it is currently Trizec Canada’s intention to pay quarterly dividends, until at least November 2007, equivalent to the quarterly dividends paid on Trizec Properties Common Stock, the declaration of dividends on the Trizec Canada Shares and the amount thereof is in the discretion of the Board of Directors of Trizec Canada and there is no legal obligation to pay, or legal entitlement to receive, equivalent quarterly dividends. Moreover, Trizec Canada’s ability to pay equivalent quarterly dividends is dependent upon, among other things, the amount available from its Net Other Assets (being certain assets of the Corporation immediately following the Arrangement, other than shares of Trizec Properties and Barrick Gold Corporation, less certain liabilities of Trizec Canada, other than the Exchangeable Debentures previously issued by TrizecHahn) and sources of funds other than dividends received from its ownership of Trizec Properties Common Stock being sufficient to satisfy its liabilities and expenses, and the number of outstanding Trizec Canada Shares remaining not greater than the number of shares of Trizec Properties Common Stock held by Trizec Canada or its subsidiaries. For example, if Trizec Canada were to issue additional Trizec Canada Shares without acquiring an equivalent number of shares of Trizec Properties Common Stock, Trizec Canada’s ability to pay per share dividend equivalent to Trizec Properties would be impaired. Trizec Canada has no current intention to issue additional Trizec Canada Shares except upon the exercise of Trizec Canada Stock Options. Trizec Canada intends to exercise its Trizec Properties Warrants to acquire a number of additional shares of Trizec Properties Common Stock equal to the number of Trizec Canada Subordinate Voting Shares issued upon any exercise of Trizec Canada Stock Options to maintain the one-to-one relationship between the number of shares of Trizec Properties Common Stock owned by Trizec Canada and the number of outstanding Trizec Canada Shares.

Trizec Canada Inc.	19	Renewal Annual Information Form

     It is expected that Trizec Canada will have Net Other Assets which will permit it to fund expenses and estimated liabilities of Trizec Canada and its subsidiaries, including overhead and public company costs and interest payments on the outstanding Floating Rate Debentures Series 1991-1 and 1991-2 and the outstanding 3% Exchangeable Debentures previously issued by TrizecHahn, until at least November 2007 and redemption premiums payable if such outstanding debentures are redeemed prior to the maturity dates. No assurances can be given that Trizec Canada will have sufficient funds to satisfy such expenses from these sources. If such a shortfall occurs, Trizec Canada may not be able to pay dividends equivalent to dividends paid on Trizec Properties Common Stock until at least November 2007.

Transferability of Trizec Properties Stock

     Trizec Canada owns one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share. While it is currently Trizec Canada’s intention to maintain this one-to-one relationship by maintaining its indirect ownership of such Trizec Properties Common Stock (together with the Trizec Properties Special Stock and the Trizec Properties Convertible Stock), there are no legal restrictions on the ability of the Board of Directors of Trizec Canada to authorize Trizec Canada to dispose of all or any part of its interest in Trizec Properties stock.

Mutual Fund Corporation Tax Related Risks

     There can be no assurance that Canadian income tax laws and the tax treatment of mutual fund corporations will not be changed in a manner which would adversely affect Trizec Canada’s shareholders. In addition, adverse tax consequences may arise to Trizec Canada’s shareholders and to Trizec Canada in the event that Trizec Canada does not qualify as, or ceases to qualify as, a “mutual fund corporation” under the Income Tax Act (Canada) including as a result of it ceasing to be maintained primarily for the benefit of persons resident in Canada for the purposes of the Income Tax Act (Canada). Trizec Canada intends to take such steps as are within its control to ensure that it qualifies as, and continues to qualify as, a mutual fund corporation.

Other Tax Related Risks

     There can be no assurance that Canadian income tax laws will not be changed in a manner which could adversely affect Trizec Canada’s ability to maintain its dividend policy or otherwise affect the value of its shares. In addition, there can be no assurance that United States federal tax laws will not be modified in a manner that could adversely affect the tax consequences of an investment in Trizec Properties.

Controlling Shareholder

     P.M. Capital Inc., a corporation controlled by Peter Munk, Chairman of Trizec Canada, owns all the Trizec Canada Multiple Voting Shares. This shareholding enables P.M. Capital to control the election of the Board of Directors of Trizec Canada and exercise a controlling influence over the business and affairs of Trizec Canada, including any determination required to be made by shareholders of Trizec Canada with respect to business combinations involving Trizec Canada and the acquisition or disposition of all or substantially all of Trizec Canada’s assets.

Trizec Canada Inc.	20	Renewal Annual Information Form

DIVIDENDS

          During the first quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 25, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2003.

          During the second quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2003.

          During the third quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 22, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2003.

          During the fourth quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On January 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the fourth quarter of 2003.

          In 2002 after completion of the Arrangement, Trizec Canada and Trizec Properties made quarterly dividend distributions of $0.0875 per share.

          In 2004 and thereafter, Trizec Properties intends to make distribution to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly distributions.

          Until November 2007, Trizec Canada intends to pay the same per share dividend on the Trizec Canada Shares as Trizec Properties pays on the shares of Trizec Properties Common Stock.

Trizec Canada Inc.	21	Renewal Annual Information Form

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

For the Years Ended December 31	2003	2002(1)(2)	2001(1)(2)

(US$ millions, except per share amounts)
Real estate operations:
Rental revenue	$1,009.9	1,073.4	1,050.1
Rental income	514.7	572.6	592.5
Gain on sale of properties, net	93.8	45.0	10.8
Provision for losses on properties and reorganization costs	(13.9)	(260.8)	(404.9)
Losses from investments	(15.3)	(60.8)	(23.3)
Foreign exchange gains (losses)	4.9	(8.2)	(21.9)
Provision for losses on Global Switch investment	—	—	(177.5)
Income (loss) from continuing operations	125.6	(92.8)	(410.5)
Net income (loss)	137.8	(106.1)	(417.9)

Income (loss) per share – basic and diluted
Continuing operations	$2.10	(1.02)	(2.76)
Discontinued operations	0.20	(0.14)	(0.05)
Net income (loss)	2.30	(1.16)	(2.81)

As at December 31

Properties	$4,779.6	5,667.2	6,043.3
Cash and short-term investments	348.3	242.7	484.4
Investment in Barrick	286.2	286.2	286.2
Total assets	5,968.8	6,675.9	7,269.3

Long-term debt	3,092.7	3,924.2	4,152.9
Exchangeable debentures – carrying amount	688.1	466.9	483.3
Non-controlling interests	1,107.5	1,101.4	—
Shareholders’ equity	429.5	290.9	1,618.2

SUMMARY QUARTERLY INFORMATION

	1st	2nd	3rd	4th
For the year ended December 31, 2003(3)	Quarter	Quarter	Quarter	Quarter	Year

(US $ millions, except per share amounts)
Rental revenue	$258.3	245.2	251.5	254.9	1,009.9
Rental income	140.2	124.9	129.2	120.4	514.7
Income from continuing operations	26.7	33.3	25.3	40.3	125.6
Net income	27.9	35.7	22.4	51.8	137.8
Income (loss) per share – basic and diluted
Continuing operations	0.45	0.56	0.42	0.67	2.10
Discontinued operations	0.02	0.04	(0.05)	0.19	0.20
Net income	0.47	0.60	0.37	0.86	2.30

For the year ended December 31, 2002 (3)

Rental revenue	$265.5	264.1	269.8	274.0	1,073.4
Rental income	145.2	147.5	146.1	133.8	572.6
Income (loss) from continuing operations	14.9	(20.8)	(71.2)	(15.7)	(92.8)
Net income (loss)	18.4	(19.7)	(89.5)	(15.3)	(106.1)
Income (loss) per share — basic and diluted
Continuing operations	0.10	(0.22)	(1.19)	(0.26)	(1.02)
Discontinued operations	0.02	0.02	(0.30)	—	(0.14)
Net income (loss)	0.12	(0.20)	(1.49)	(0.26)	(1.16)

Notes:

(1)	The results of operations prior to the date of the Arrangement, May 8, 2002, and comparative figures are those of TrizecHahn. The consolidated financial statements for 2002 were prepared using TrizecHahn’s historical accounting basis and are consistent with those used in the December 31, 2001 annual financial statements of TrizecHahn.

(2)	Certain comparative figures have been reclassified to conform to current year’s presentation.

(3)	Certain comparative figures have been reclassified to conform to current quarter’s presentation.

Trizec Canada Inc.	22	Renewal Annual Information Form

DIRECTORS AND OFFICERS

The directors of Trizec Canada as at December 31, 2003 are listed below.

		Number and Class of Shares(2)
Name, Year Person First Became a Director and Principal	Municipality	Subordinate		Multiple
Occupation(1)	of Residence	Voting Shares		Voting Shares

Howard L. Beck (1990-1996, 1997-2002, 2002-2003)(3)(4)	Toronto,	49,353		—
Corporate Director	Ontario

C. William D. Birchall (1987-2002, 2002-2003)	Nassau,	2,216,719		—
Corporate Director	Bahamas

Dr. Alan R. Hudson (2003)(3)(4)	Toronto,	2,000	(5)	—
President and CEO, Cancer Care Ontario	Ontario
(manager of Ontario cancer care centres and programs)

Donald L. Lenz (2003)(3)(4)	Toronto,	2,000		—
Managing Director, Newport Partners Inc.	Ontario
(personal and corporate wealth managers)

Peter Munk (1987-2002, 2002-2003)	Toronto,	1,972,435	(6)	7,522,283(6)
Chairman, Chief Executive Officer and President,	Ontario
Trizec Canada; Chairman, Trizec Properties, Inc.;
Chairman, Barrick Gold Corporation
(gold mining company)

Robert B. Wickham (2003)	Oakville,	2,000		—
Senior Vice President, Chief Financial Officer and Corporate	Ontario
Secretary, Trizec Canada

Notes:

(1)	The period ending 2002 reflects membership on the board of directors of the Corporation’s wholly-owned subsidiary, Trizec Hahn Corporation. The term of office of each director will expire on the date of the next annual meeting of shareholders of the Corporation where their successors are elected.

(2)	The information as to shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective directors individually. All of the information is as at December 31, 2003.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation, Corporate Governance and Nominating Committee.

(5)	Dr. Hudson’s holdings include 2,000 Subordinate Voting Shares owned by family members.

(6)	Mr. Munk’s holdings include 1,972,435 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares owned through P.M. Capital Inc. Mr. Munk’s Multiple Voting Shares are convertible into Subordinate Voting Shares, at his option, on the basis of one Subordinate Voting Share for each Multiple Voting Share converted. P.M. Capital Inc. has agreed not to vote more than that number of Multiple Voting Shares carrying votes, in the aggregate that represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.

The officers of Trizec Canada as at December 31, 2003 are listed below.

Name and Principal Occupation	Municipality of Residence

Peter Munk
Chairman, Chief Executive Officer and President	Toronto, Ontario

Robert B. Wickham
Senior Vice President, Chief Financial Officer and Corporate Secretary	Oakville, Ontario

Colin J. Chapin
Senior Vice President, Taxation	Toronto, Ontario

Richard M. Cecconi
Controller	Toronto, Ontario

William E. Jupp
Director, Financial Reporting	Toronto, Ontario

Trizec Canada Inc.	23	Renewal Annual Information Form

     As of December 31, 2003, approximately 4,244,507 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares were beneficially owned by, or subject to the control or direction of, directors and officers of the Corporation as a group.

     All officers of the Corporation have been engaged for more than five years in their current principal occupation or in other capacities with the Corporation.

AUDITORS

     The auditors of the Corporation are PricewaterhouseCoopers LLP, 77 King Street West, Suite 3000, Toronto, Ontario, Canada M5K 1G8.

STOCK EXCHANGE LISTINGS

     The Corporation’s Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange under the symbol “TZC”.

ADDITIONAL INFORMATION

     Additional information, including information with respect to directors and executive officers’ remuneration and indebtedness and options to purchase securities of the Corporation, is contained in the Corporation’s Management Information Circular dated April 30, 2004 (the “Circular”). Copies of the Circular, the 2003 Consolidated Financial Statements and this Annual Information Form may be obtained upon request from the Corporate Secretary, Trizec Canada Inc., BCE Place, 181 Bay Street, Suite 3820, Toronto, Ontario, Canada M5J 2T3 or accessed through the Corporation’s website www.trizeccanada.com or at www.sedar.com.

          The Corporation shall provide to any person or company, upon request to the Corporate Secretary of Trizec Canada, the following documents:

(a)	at such time as the Corporation is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:

(i)	one copy of its latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of its financial statements for its most recently completed financial year for which such financial statements have been filed together with the report of the auditor thereon, and management’s discussion and analysis of its financial condition and results of operations, and one copy of its interim financial statements subsequent to the filing of its annual financial statements;

(iii)	one copy of its Management Information Circular in respect of its most recent annual meeting of shareholders which involved the election of directors; and

(iv)	one copy of any other reports which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)	at any other time, the documents referred to in clauses (a)(i), (ii) and (iii) above (provided that the Corporation may require, at its discretion, the payment of a reasonable charge from such person or company who is not one of its security holders where the documents are furnished under this clause (b)).

Trizec Canada Inc.	24	Renewal Annual Information Form

SCHEDULE A

Risk Factors
(from Trizec Properties, Inc. 10-K for the year ended December 31, 2003)

     You should carefully consider the risks described below. These risks are not the only ones that our company may face. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations and hinder our ability to make expected distributions to our stockholders.

     This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below or elsewhere in this report.

Risks Relating To Our Business

Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.

     Our economic performance, the value of our real estate assets and, therefore, the value of your investment are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to:

•	changes in the general and local economic climate;

•	the cyclical nature of the real estate industry and possible oversupply of, or reduced demand for, space in our core markets;

•	trends in the retail industry, in employment levels and in consumer spending patterns;

•	changes in interest rates and the availability of financing;

•	competition from other properties;

•	further declines in the overall economic activity in our core markets;

•	changes in market rental rates and our ability to rent space on favorable terms;

•	the bankruptcy, insolvency or credit deterioration of our tenants;

•	the need to periodically renovate, repair and re-lease space and the costs thereof;

•	increases in maintenance, insurance and operating costs;

•	civil unrest, acts of terrorism, earthquakes and other natural disasters or acts of God that may result in uninsured losses;

•	the attractiveness of our properties to tenants; and

•	changes in the availability and affordability of insurance on commercially reasonable terms, in levels of coverage for our real estate assets and in exclusions from insurance policies for our real estate assets.

     In addition, applicable federal, state and local regulations, zoning and tax laws and potential liability under environmental and other laws may affect real estate values. Real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio quickly in response to changes in economic or other conditions is limited. Further, we must make significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, throughout the period that we own real property regardless of whether the property is producing any income. The risks associated with real estate investments may adversely affect our operating results and financial position, and, therefore, may adversely affect the amount of our dividends or our ability to pay those dividends.

Trizec Canada Inc.	25	Renewal Annual Information Form

Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.

     Scheduled lease expirations in our U.S. office portfolio over the next five years average approximately 9.6% annually, based on owned space at December 31, 2003. When leases for our properties expire, we may be unable to promptly renew leases with existing tenants or lease the properties to new tenants. In addition, even if we were able to enter into renewal or new leases in a timely manner, the terms of those leases may be less favorable to us than the terms of expiring leases because:

•	the rental rates of the renewal or new leases may be significantly lower than those of the expiring leases; or

•	tenant installation costs, including the cost of required renovations or concessions to tenants, may be significant.

     We expect significant lease expirations in 2004 among our office properties in New York, Houston, Atlanta and the Los Angeles area. In order to enter into renewal or new leases for large blocks of space in these markets, we may incur substantial tenant installation costs or enter into renewal or new leases at rates below existing lease rates. If we are unable to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases, our cash flows and operating results would suffer, which could reduce the amount of our dividends.

If a significant number of our tenants defaulted or sought bankruptcy protection, our cash flows and operating results would suffer.

     A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due. In addition, a tenant of any of our properties may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of such tenant’s lease and cause a reduction in our cash flows. Although we have not experienced material losses from tenant bankruptcies, we cannot assure you that tenants will not file for bankruptcy or similar protection in the future resulting in material losses.

     We cannot evict a tenant solely because of its bankruptcy. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes us under a lease. The loss of rental payments from tenants and costs of re-leasing would adversely affect our cash flows and operating results, thereby reducing the amount of our dividends.

Our business is substantially dependent on the economic climates of seven core markets.

     Our real estate portfolio consists mainly of office properties in seven core markets, located in the following major metropolitan areas: Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Houston, Texas; Los Angeles, California; New York, New York and Washington, D.C. As a result, our business is substantially dependent on the economies of these markets. As a result of the current slowdown in economic activity, there has been an increase in vacancy rates for office properties in all of these markets. A continuing, prolonged downturn in the economies of these core markets, or the impact that a downturn in the overall national economy may have upon these economies, could result in further reduced demand for office space. Although we believe that our real estate portfolio is significantly diversified, a material downturn in demand for office space in any one of our core markets could have a material impact on our ability to lease the office space in our portfolio and may adversely impact our cash flows, operating results and the amount of our dividends.

Trizec Canada Inc.	26	Renewal Annual Information Form

We may have difficulty selling our properties, which may limit our flexibility.

     Large and high quality office properties like the ones that we own can be difficult to sell, especially if local market conditions are poor. This may limit our ability to change our portfolio promptly in response to changes in economic or other conditions. In addition, federal tax laws impact our decisions to sell properties that we have owned for fewer than four years, and this may affect our ability to sell properties without adversely affecting returns to our stockholders. Even if we do sell our properties, we may choose to acquire additional properties within a certain time-frame to avoid adverse tax consequences and take advantage of tax-free exchange provisions. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

The continuing threat of terrorism may adversely affect operating results from our properties, as well as our ability to sell properties that we are holding for disposition on a timely basis or on acceptable terms.

     The September 2001 terrorist attacks and the ongoing threat of terrorism have had an adverse affect on the U.S. economy and, in particular, the economies of the U.S. cities that comprise our core markets. The fear of terrorist attacks has particularly impacted the tourism industry, upon which many of our core markets rely for a significant portion of their income. This economic impact could adversely affect our operating results by reducing the number of tenants or the financial capacity of tenants in our office properties, as well as by reducing the number of guests and patrons at our retail/entertainment property.

     Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the U.S. engages in additional armed conflict. This could have a material adverse affect on our ability to lease the office space in our portfolio. Furthermore, the implementation of increased security measures at our properties increases property costs, which we may not be able to fully pass on to tenants. Each of these factors would have a material adverse impact on our operating results and cash flow, as well as the amount of our dividends.

Compliance with our tax cooperation agreement with Trizec Canada may limit our flexibility in making real estate investments and conducting our business.

     In connection with the corporate reorganization, we entered into a tax cooperation agreement with TrizecHahn Office Properties Ltd., a wholly-owned, Canadian subsidiary of TrizecHahn Corporation. Under the agreement, we have agreed to continue to conduct our business activities with regard to the consequences under Canadian tax legislation to TrizecHahn Office Properties Ltd., related Canadian corporations and Trizec Canada. Compliance with this agreement may require us to conduct our business in a manner that may not always be the most efficient or effective because of potential adverse Canadian tax consequences. Furthermore, we may incur incremental costs due to the need to reimburse these entities for any negative tax consequences.

Our financial covenants could adversely affect our financial condition and results of operations.

     The financings secured by our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, our secured revolving credit facility contains certain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including debt ratios that we are required to maintain. We expect to rely on borrowings under this credit facility for working capital, liquidity, funds for dividends and to finance potential future acquisition and development activities. Our ability to borrow under our credit facility is subject to compliance with our financial and other covenants. If we are unable to borrow under our credit facility, or to refinance existing indebtedness, our financial condition and results of operations would likely be adversely impacted. If we breach covenants in a debt agreement, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, can take possession of the property securing the loan.

Trizec Canada Inc.	27	Renewal Annual Information Form

In addition, some of our financings may be cross-defaulted or cross-accelerated to our other indebtedness. A cross-default or cross-acceleration may give the lenders under those financings the right also to declare a default or accelerate payment of the loan.

Our degree of leverage may adversely affect our business and the market price of our common stock.

     At December 31, 2003, our leverage, which we define as the ratio of our mortgage debt and other loans to the sum of net debt and the book value of stockholders’ equity was approximately 59.3%.

     Our degree of leverage could adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, developments or other general corporate purposes. Our degree of leverage could also make us more vulnerable to a downturn in our business or the economy generally. We do not currently have a policy limiting our degree of leverage, nor do our organizational documents contain such limits. We have entered into certain financial agreements that contain financial and operating covenants limiting our ability under certain circumstances to incur additional indebtedness. There is also a risk that a significant increase in the ratio of our indebtedness to the measures of asset value used by financial analysts may have an adverse effect on the market price of our common stock.

Our historical financial information may not be representative of our financial position, operating results and cash flows as a separate company.

     Our combined consolidated financial statements for periods prior to the effective date of the corporate reorganization have been carved out from the consolidated financial statements of TrizecHahn Corporation using the historical operating results and historical bases of the assets and liabilities of the businesses that we comprise. Accordingly, the historical financial information that we have included in this report does not necessarily reflect what our financial position, operating results and cash flows would have been had we been a separate, stand-alone public entity during all of the periods presented.

     Prior to the effective date of the corporate reorganization, TrizecHahn Corporation accounted for us as, and we operated as, a separate, stand-alone entity. Our costs and expenses include payments made to TrizecHahn Corporation for direct reimbursement of third-party purchased services and a portion of salaries, for certain employees, for direct services rendered. We consider these charges to be reasonable reflections of the use of services provided to us for the benefit that we received.

     Our historical financial information is not necessarily indicative of what our operating results, financial position and cash flows will be in the future. We have not made adjustments to our historical financial information to reflect changes that have occurred in our cost structure as a result of the corporate reorganization, including increased costs associated with being a publicly traded, stand-alone company. These incremental costs included, but are not limited to, additional senior management compensation expense to supplement the existing management team, and internal and external public company corporate compliance costs.

If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer.

     At December 31, 2003 we had approximately $138.1 million of debt outstanding (exclusive of debt subject to interest rate caps) that is subject to variable interest rates, and we may incur additional debt that bears interest at variable rates. Accordingly, if interest rates increase, our debt costs will also increase. To manage our overall interest rate risk, we enter into fixed rate loans and floating rate loans. We also enter into interest rate protection agreements consisting of swap contracts and cap contracts in order to mitigate the effect of increasing rates on a portion of our floating rate debt. Developing an effective interest rate strategy, however, is complex, and no strategy can completely insulate us from the risks associated with interest rate fluctuations. Despite our hedging activities, we cannot assure you that we will be able to manage our interest rate risk effectively or that

Trizec Canada Inc.	28	Renewal Annual Information Form

our variable rate exposure will not have a material adverse effect on our cash flows, operating results and cash available for distribution. Furthermore, our interest rate hedging arrangements may expose us to additional risks, including additional costs, such as transaction fees or breakage costs, or requirements to post collateral for hedges that may have decreased in value since execution. Although our interest rate risk management policy establishes minimum credit ratings for counterparties, this does not eliminate the risk that a counterparty may fail to honor its obligations. We cannot assure you that our hedging activities will have the desired beneficial impact on our results of operations or financial condition.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

     We carry insurance on our properties of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We believe all of our properties are adequately insured. The property insurance that has been maintained historically has been on an “all risk” basis, which until 2003 included losses caused by acts of terrorism. Following the terrorist activity of September 11, 2001 and the resulting uncertainty in the insurance market, insurance companies generally excluded insurance against acts of terrorism from their “all risk” policies. As a result, our “all risk” insurance coverage contained specific exclusions for losses attributable to acts of terrorism. In light of this development, for 2003 we purchased stand-alone terrorism insurance on a portfolio-wide basis with annual aggregate limits that we consider commercially reasonable, considering the availability and cost of such coverage. Such terrorism coverage carried an aggregate limit of $250 million on a portfolio-wide basis. Effective December 31, 2003, we amended our insurance coverage for acts of terrorism as a result of the Terrorism Risk Insurance Act of 2002 (“TRIA”) enacted by Congress and signed into law by President Bush in November 2002. Our expired terrorism insurance program that provided a limit of $250 million in the aggregate per year was replaced with a terrorism insurance program with a limit of $500 million per occurrence. This current terrorism insurance program provides coverage for certified nuclear, chemical and biological exposure, whereas the previous insurance coverage excluded this exposure. Under TRIA, we have a per occurrence deductible of $0.1 million and retain 10% of each nuclear, chemical and biological certified event up to a maximum of $50 million per occurrence. If the certified terrorism event is not found to be a nuclear, chemical or biological event, our 10% exposure is limited to $0.1 million. The federal government is obligated to cover the remaining 90% of the loss above the deductible up to $100 billion in the aggregate annually. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage in excess of our current coverage, which could result in significant losses to us due to the loss of capital invested in the property, the loss of revenues from the impacted property and the capital that would have to be invested in that property. Any such circumstance could have a material adverse effect on our financial condition and results of our operations. In the future, we may obtain different coverage depending on the availability and cost of third party insurance in the marketplace.

     During 2003, we received notices to the effect that our insurance coverage against acts of terrorism may not comply with loan covenants under certain debt agreements. We reviewed our coverage and believed that it complied with these documents and that our insurance coverage adequately protected the lenders’ interests. We initiated discussions with these lenders to satisfy their concerns and assure that their interests and our interests are adequately protected. As a result of our discussions, the lenders who sent notices in 2003 accepted the insurance coverage that we provided, one of whom did so with a formal written irrevocable waiver for the 2003 policies.

     The new terrorism insurance program described above was effective December 31, 2003. Because the program relies upon TRIA, which was not signed into law until November 2002, it does not conform to the formal insurance requirements of the loan covenants that pre-dated TRIA. If a lender takes the position that our new insurance program is not in compliance with covenants in a debt agreement, we could be deemed to be in default under the agreement. In that case, we may decide to obtain insurance to replace or supplement our new insurance program in order to comply with the covenants. To date, however, we have not received any notices from any lenders stating that our insurance program is not in compliance with the loan covenants. In the future,

Trizec Canada Inc.	29	Renewal Annual Information Form

our ability to obtain debt financing, or the terms of such financing, may be adversely affected if lenders insist upon additional requirements or greater insurance coverage against acts of terrorism than may be available to us in the marketplace at rates or on terms that are commercially reasonable.

     Our earthquake insurance on our properties located in areas known to be subject to earthquakes is in an amount and subject to deductibles that we believe is commercially reasonable. However, the amount of earthquake insurance coverage may not be sufficient to cover all losses from earthquakes. Since the limit with respect to our portfolio may be less than the value of the affected properties, earthquakes could result in property damage in excess of our current coverage, which could result in significant losses to us due to the loss of capital invested in the property, the loss of revenues from the impacted property and the capital that would have to be invested in that property. Any such circumstance could have a material adverse effect on our financial condition and results of our operations. As a result of increased costs of coverage and decreased availability, the amounts of the third party earthquake insurance we may be able to purchase on commercially reasonable terms may be reduced. In addition, we may discontinue earthquake insurance on some or all of our properties in the future if the premiums exceed our estimation of the value of the coverage.

     There are other types of losses, such as from wars, acts of bio-terrorism or the presence of mold at our properties, for which coverage is not available in the market to us or other purchasers of commercial insurance products. With respect to such losses and losses from acts of terrorism, earthquakes or other catastrophic events, if we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties. Depending on the specific circumstances of each affected property, it is possible that we could be liable for mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect our business and financial condition and results of operations.

     Additionally, although we generally obtain owners’ title insurance policies with respect to our properties, the amount of coverage under such policies may be less than the full value of such properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, we could lose all or part of our investment in, and anticipated income and cash flows from, such property.

Fixed real estate costs may intensify revenue losses when income from our properties decreases.

     Our financial results depend primarily on leasing space in our office properties to tenants on terms favorable to us. Costs associated with real estate investments, such as real estate taxes and maintenance and other operating costs, generally do not decrease even when a property is not fully occupied, or the rate of retail sales at a project decreases, or other circumstances cause a reduction in income from the property. Cash flow and income from the operations of our properties may be reduced if a tenant does not pay its rent. Under those circumstances, we might not be able to enforce our rights as landlord without delays, we may be unable to re-lease properties on favorable terms and we might incur substantial legal costs. Additionally, new properties that we may acquire or develop may not produce significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is fully leased. Each of these circumstances can further reduce cash flows and operating results by requiring us to expend capital to cover our fixed real estate costs, thereby reducing the amount of our dividends.

Our competitors may adversely affect our ability to lease our properties, which may cause our cash flows and operating results to suffer.

     We face significant competition from developers, managers and owners of office, retail and mixed-use properties in seeking tenants for our properties. Substantially all of our properties face competition from similar properties in the same markets. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our

Trizec Canada Inc.	30	Renewal Annual Information Form

properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have a material adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer, and consequently we may reduce the amount of our dividends.

We face risks associated with property acquisitions.

     Assuming we are able to obtain capital on commercially reasonable terms, and that market conditions warrant it, we may acquire new office properties. Competition from other well-capitalized real estate investors, including both publicly traded REITs and institutional investment funds, may significantly increase the purchase price or prevent us from acquiring a desired property. We may be unable to finance acquisitions on favorable terms, or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse affect on our results of operations and financial condition.

Because we must distribute a substantial portion of our net income to qualify as a REIT, we may be dependent on third-party sources of capital to fund our future capital needs.

     To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund all of our future capital needs, including capital for property acquisitions and developments, from our net income. In addition, we may not have sufficient cash or other liquid assets on hand to satisfy our distribution requirements in any one year. Therefore, we may have to rely on third-party sources of capital to fund these obligations, which may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings. If we are not able to obtain third-party sources of capital on favorable terms, our results of operations could be adversely affected, which could result in a decline in the market value of our securities. If we are not able to obtain capital from third-parties at all, our results of operations likely would be adversely affected, and our ability to make distributions to our stockholders and qualify as a REIT could be jeopardized. Moreover, additional equity offerings may result in substantial dilution of our stockholders’ interests, and additional debt financing may substantially increase our leverage.

We face risks associated with the use of debt to finance our business, including refinancing risk.

     We incur debt in the ordinary course of our business. We expect that we will repay prior to maturity only a small portion of the principal of our debt. We therefore plan to meet our maturing debt obligations partly with existing cash and available credit, cash flows from operations and sales of non-core assets, but primarily through the refinancing of maturing debt obligations with other debt. We are subject to risks normally associated with debt financing, and our ability to refinance our debt will depend on:

•	our financial position;

•	the estimated cash flow of our properties;

•	the value of our properties;

•	liquidity in the debt markets;

•	the availability on commercially acceptable terms of insurance coverage required by lenders;

•	general economic and real estate market conditions; and

•	financial, competitive, business and other factors, including factors beyond our control.

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     We cannot assure you that any refinancing of debt with other debt will be possible on terms that are favorable or acceptable to us. If we cannot refinance, extend or pay principal payments due at maturity with the proceeds of other capital transactions, such as new equity capital, our cash flows will not be sufficient in all years to repay debt as it matures.

Restrictions in loan agreements may limit the distributions we receive from our operating subsidiaries and the amounts available for distributions to you as dividends on our common stock.

     We conduct our operations through operating subsidiaries. We and some of our subsidiaries, including subsidiaries that carry on a substantial part of our overall business, are parties to loan agreements containing provisions that require the maintenance of financial ratios and impose limitations on additional indebtedness and distributions in respect of capital stock. These provisions may limit the amount and flexibility of our current and future financings, the receipt of cash distributions from some of our subsidiaries and, therefore, the amounts that will be available for distributions to you as dividends on our common stock. In addition, to qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. The provisions in loan agreements discussed above may impair our ability to make the requisite distributions to our stockholders and may force us to borrow funds on a short-term basis to meet the distribution requirements. We cannot assure you that we will be able to borrow funds on terms that are favorable to us.

Our success depends on key personnel whose continued service is not guaranteed.

     We depend on the efforts of executive officers and other key personnel, particularly Timothy H. Callahan, our President and Chief Executive Officer. Among the reasons that they are important to our success is that each has a national reputation which attracts business and investment opportunities and assists us in negotiations with lenders. Our regional executive officers also have strong regional reputations. Their reputations aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. While we believe we could find replacements for these key personnel, the loss of their services could adversely impact our relationships with potential tenants, lenders and industry personnel.

Environmental problems at our properties are possible and may be costly.

     We are subject to various federal, state and local laws and regulations relating to environmental matters, as described in more detail above under “Item 1 – Business – Environmental Matters”. Under these laws, we are exposed to liability primarily as an owner or operator of real property and, as such, we may be responsible for the cleanup or other remediation of contaminated property, which could result in substantial costs that could adversely affect our operating results and cash flow.

     We believe that our exposure to environmental liabilities under currently applicable laws is not material. We cannot assure you, however, that we currently know of all circumstances that may give rise to such exposure. Furthermore, environmental laws and regulations can change rapidly, and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on our operating results or financial condition.

If we were required to accelerate our efforts to comply with the Americans with Disabilities Act, our cash flows and operating results could suffer.

     All of our properties must comply with the Americans with Disabilities Act, or the ADA. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities”, but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require us to remove access barriers, and non-compliance could result in the imposition of fines by the U.S. government or an award of damages to private litigants. We believe that the costs of compliance with the ADA will not have a material adverse effect on our cash flows or operating results. However, if we must make changes

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to our properties on a more accelerated basis than we anticipate, or if we are required to make substantial alterations or capital expenditures in any of our properties, our cash flows and operating results could suffer.

Additional regulations applicable to our properties could require us to make substantial expenditures to ensure compliance, which could adversely affect our cash flows and operating results.

     Our properties are, and properties that we may acquire in the future will be, subject to various federal, state and local regulatory requirements such as local building codes and other similar regulations. If we fail to comply with these requirements, governmental authorities may impose fines on us or private litigants may be awarded damages against us.

     We believe that our properties are currently in substantial compliance with all applicable regulatory requirements. New regulations or changes in existing regulations applicable to our properties, however, may require us to make substantial expenditures to ensure regulatory compliance, which would adversely affect our cash flows and operating results.

We do not have sole control over the properties that we hold with co-venturers or partners or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.

     As of December 31, 2003, we participated in six office joint ventures, one retail joint venture and one development joint venture. The office properties that we own through joint ventures or partnerships total approximately 5.8 million square feet, with our ownership interest totaling approximately 2.9 million square feet. A joint venture or partnership involves risks, including the risk that a co-venturer or partner:

•	may have economic or business interests or goals that are inconsistent with our economic or business interests or goals;

•	may take actions contrary to our instructions or requests, or contrary to our policies or objectives with respect to our real estate investments (including actions that may be inconsistent with our REIT status);

•	may have to give its consent with respect to certain major decisions, including the decision to distribute cash, refinance a property or sell a property; and

•	may become bankrupt, limiting its ability to meet calls for capital contributions and potentially making it more difficult to refinance or sell the property.

     We do not have sole control of certain major decisions relating to the properties that we own through joint ventures, including decisions relating to:

•	the sale of the properties;

•	refinancing;

•	timing and amount of distributions of cash from such properties to us;

•	capital improvements; and

•	calling for capital contributions.

     In some instances, although we are the property manager for a joint venture, the other joint venturer retains approval rights over specific leases or our leasing plan. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

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Our failure to qualify as a REIT would decrease the funds available for distribution to our stockholders and adversely affect the market price of our common stock.

     We believe that we have qualified for taxation as a REIT since 2001. We intend to continue to meet the requirements for taxation as a REIT, but we cannot assure stockholders that we will qualify as a REIT. If we fail to qualify for taxation as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for dividend distributions due to the following reasons:

•	we will be subject to tax on our taxable income at regular corporate rates;

•	we will not be able to deduct, and will not be required to make, distributions to stockholders in any year in which we fail to qualify as a REIT;

•	we could be subject to federal alternative minimum tax or increased state and local taxes; and

•	unless we are entitled to relief under specific statutory provisions, we will be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification.

     In addition, failing to qualify as a REIT could impair our ability to raise capital and expand our business, and could adversely affect the market price of our common stock.

     Determination of REIT status is highly technical and complex. Even a technical or inadvertent mistake could endanger our REIT status. The determination that we qualify as a REIT requires an ongoing analysis of various factual matters and circumstances, some of which may not be within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from sources that are itemized in the REIT tax laws, and we are prohibited from owning specified amounts of debt or equity securities of some issuers. We are also required to distribute to shareholders at least 90% of our REIT taxable income, excluding capital gains. The fact that we hold some of our assets through joint ventures and our ongoing reliance on factual determinations, such as determinations related to the valuation of our assets, further complicate the application of the REIT requirements. Furthermore, the Internal Revenue Service, or IRS, could change tax laws and regulations or the courts may issue new rulings that make it more difficult or impossible for us to maintain REIT status. We do not believe that any pending or proposed law changes could change our REIT status. We cannot guarantee, however, that we will continue to be qualified and taxed as a REIT because our qualification and taxation as a REIT will depend upon our ability to meet the requirements imposed under the Internal Revenue Code of 1986, as amended, on an ongoing basis.

Risks Relating To Our Capital Stock

P.M. Capital Inc., a corporation controlled by Peter Munk, maintains an ownership interest in Trizec Canada by which Mr. Munk will control the election of members of our board of directors until January 1, 2008.

     Mr. Munk, our Chairman and the Chairman of Trizec Canada, controls P.M. Capital Inc. P.M. Capital, through its ownership of Trizec Canada’s multiple voting shares, has a majority of the votes in elections of Trizec Canada’s board of directors and on other matters to be voted on by Trizec Canada shareholders. Trizec Canada, through its indirect ownership of our common stock and special voting stock, has a majority of the votes in elections of our board of directors until January 1, 2008, provided that Trizec Canada or its subsidiaries hold our special voting stock until such time. Mr. Munk’s effective control of Trizec Canada will therefore enable him to elect our entire board of directors. Although a nominating committee composed of independent members of our board of directors nominates candidates for election to our board, until January 1, 2008, Mr. Munk may exercise his control over us to elect alternative candidates. Additionally, as long as Mr. Munk has this right to elect directors, he also has the power at any time, under Delaware law, to remove one or more directors.

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An ownership limitation in our certificate of incorporation may adversely affect the market price of our common stock.

     Our certificate of incorporation contains an ownership limitation that is designed to enable us to qualify in the future as a “domestically-controlled REIT” within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code of 1986, as amended. This limitation restricts any person that is not a qualifying U.S. person from beneficially owning our capital stock if that person’s holdings, when aggregated with shares of our capital stock beneficially owned by all other persons that are not qualifying U.S. persons, would exceed 45% by value of our issued and outstanding capital stock.

     As a result of our enforcement of this ownership limitation, persons other than qualifying U.S. persons are effectively excluded from the market for our common stock. The inability of holders of our common stock to sell their shares to persons other than qualifying U.S. persons, or the perception of this inability, may adversely affect the market price of our common stock.

Higher market interest rates may adversely affect the market price of our common stock.

     One of the factors that investors may consider important in deciding whether to buy or sell shares of a REIT is the dividend with respect to such REIT’s shares as a percentage of the price of those shares, relative to market interest rates. If market interest rates go up, prospective purchasers of shares of our common stock may require a higher yield on our common stock. Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could adversely affect the market price of our common stock.

The sale or availability for sale of approximately 60 million shares of our common stock owned indirectly by Trizec Canada or shares of our common stock that may be issued hereafter could adversely affect the market price of our common stock.

     As a result of the corporate reorganization, approximately 60 million shares, or approximately 40% of the outstanding shares of our common stock, are held by Trizec Canada through an indirect, wholly-owned Hungarian subsidiary. Dispositions of this common stock may occur in the following circumstances:

•	Trizec Canada shareholders will have the right to redeem their shares from time to time, and Trizec Canada will have the option of satisfying these redemptions with shares of our common stock held by the Hungarian subsidiary.

•	Trizec Canada may cause the Hungarian subsidiary to dispose of some or all of the shares of our common stock held by the Hungarian subsidiary at any time for any reason.

We may issue additional shares of our common stock:

•	upon exercises of our stock options and warrants; and

•	upon conversions of our Class F convertible stock (for additional information on the conversion of our Class F convertible stock, see “Risk Factors—The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock” below).

     To permit market sales of our common stock in the circumstances described above, including by subsequent holders, we have registered or agreed to register under the Securities Act of 1933, as amended, all of the common stock described above.

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In addition, Trizec Canada’s Hungarian subsidiary has pledged as collateral for secured credit facilities of TrizecHahn Corporation a portion of the shares of our common stock that it holds, and in the event of a default the pledgee under those facilities may realize on the pledge and sell the shares.

     We cannot predict what effect, if any, market sales of shares of our common stock held indirectly by Trizec Canada or issued upon exercises of our stock options or warrants or upon conversions of our Class F convertible stock would have on the market price of our common stock. We are also unable to predict what effect, if any, the availability of any of these shares for future sale may have on the market price of our common stock. Future sales of substantial amounts of our common stock, or the perception that these sales could occur, may adversely affect the market price of our common stock.

Limits on changes of control may discourage takeover attempts that may be beneficial to holders of our common stock.

     Provisions of our certificate of incorporation and bylaws, as well as provisions of the Internal Revenue Code of 1986, as amended, and Delaware corporate law, may:

•	delay or prevent a change of control over us or a tender offer for our common stock, even if those actions might be beneficial to holders of our common stock; and

•	limit our stockholders’ opportunity to receive a potential premium for their shares of common stock over then-prevailing market prices.

     For example, primarily to facilitate the maintenance of our qualification as a REIT, our certificate of incorporation generally prohibits ownership, directly or indirectly, by any single stockholder of more than 9.9% of the value of outstanding shares of our capital stock. Our board of directors may modify or waive the application of this ownership limit with respect to one or more persons if it receives a ruling from the Internal Revenue Service or an opinion of counsel concluding that ownership in excess of this limit with respect to one or more persons will not jeopardize our status as a REIT. The ownership limit, however, may nevertheless have the effect of inhibiting or impeding a change of control over us or a tender offer for our common stock.

An anticipated increase in taxes applicable to dividends that we pay to a Hungarian subsidiary of Trizec Canada may decrease the amount of our dividends on our common stock.

     As a result of the corporate reorganization, Trizec Canada owns approximately 40% of our common stock indirectly through an indirect, wholly-owned Hungarian subsidiary. The Hungarian subsidiary and its shareholders will be subject to taxes, expected to be only U.S. and Hungarian cross-border withholding taxes, in respect of dividends paid by us to the Hungarian subsidiary and by the Hungarian subsidiary to Trizec Canada.

     The Hungarian subsidiary currently holds all of our special voting stock. As the holder of this stock, the Hungarian subsidiary is entitled to dividends from us that, when aggregated with dividends received by the Hungarian subsidiary on our common stock and after deducting related non-Canadian taxes, including the withholding taxes described above, will equal the dividends received by our U.S. stockholders on our common stock on a per share basis. Dividends on our special voting stock will be payable only in connection with common stock dividends paid within 66 months after the effective date of the corporate reorganization.

     The U.S.-Hungary income tax treaty generally provides for a reduced rate of U.S. cross-border withholding taxes applicable to dividends paid by us to the Hungarian subsidiary. The income tax treaty is currently being renegotiated. We expect that as a result of the renegotiation, the effective rate of U.S. and Hungarian cross-border withholding taxes required to be paid on the aforementioned common stock and special voting stock dividends will increase from approximately 10% to approximately 30% (or approximately 35% if Trizec Canada were not to restructure its Hungarian subsidiary). We do not presently know how long the renegotiation process will take. If, however, an increased tax rate took effect at any time prior to the expiration

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of the dividend right on our special voting stock, any dividends paid on our special voting stock would increase, thereby decreasing the amount available for dividends on our common stock.

The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock.

     In order that Trizec Canada and its subsidiaries, on the one hand, and our other stockholders, on the other hand, will share ratably any FIRPTA tax, as described below, that TrizecHahn Corporation, Trizec Canada or their subsidiaries may incur, we have issued all outstanding shares of our Class F convertible stock to the indirect, wholly-owned Hungarian subsidiary of Trizec Canada. Under the terms of the Class F convertible stock, this stock is convertible into shares of our common stock if TrizecHahn Corporation, Trizec Canada or their subsidiaries incur FIRPTA tax and any related costs, interest and penalties in connection with:

•	the corporate reorganization; or

•	specified future transactions or events that allow for the conversion of our Class F convertible stock into common stock, including:

–	dispositions of our common stock in connection with major corporate transactions or events, such as mergers, requiring the approval of a specified portion of our common stockholders or the tendering of a specified portion of our common stock to effect those transactions or events, and

–	transactions or events after the end of the five-year period required for our qualification as a “domestically-controlled REIT”.

     In general, a foreign corporation disposing of a U.S. real property interest, including shares of U.S. corporations whose principal assets are U.S. real estate, is subject to a tax, known as FIRPTA tax, equal to 35% of the gain recognized on the disposition of that property interest. If, however, the interest being disposed of is an interest in a REIT that qualifies as a “domestically-controlled REIT” within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code of 1986, as amended, no FIRPTA tax is payable. Whether we will qualify as a “domestically-controlled REIT” on any date will depend on our ability to demonstrate that less than 50% of our capital stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on that date.

     If any of TrizecHahn Corporation, Trizec Canada or their subsidiaries incur FIRPTA tax in connection with the circumstances discussed above, our Class F convertible stock will be convertible into additional shares of our common stock in an amount sufficient to fund the payment of the FIRPTA tax, plus reasonable costs and expenses in connection with the payment of the tax. If we are required to issue additional shares of our common stock pursuant to the terms of our Class F convertible stock, all shares of our common stock, including those held indirectly by Trizec Canada, would suffer immediate dilution, which could be substantial. In addition, the sale of our common stock by Trizec Canada or its subsidiaries to fund the payment of FIRPTA tax in the circumstances discussed above may adversely affect the market price of our common stock. We believe that none of TrizecHahn Corporation, Trizec Canada or their subsidiaries should incur a material amount of FIRPTA tax in connection with any of the transfers made as part of the corporate reorganization. We cannot assure you, however, that no material amount of FIRPTA tax would be payable.

     We are not currently planning to undertake any transactions or events that would allow for the conversion of our Class F convertible stock, including any transactions or events requiring the approval of a specified portion of our common stockholders or the tendering of a specified portion of our common stock to effect those transactions or events. We cannot assure you, however, that any of those transactions or events will not take place during the five-year period required for our qualification as a “domestically-controlled REIT”. If any such transactions or events were to take place at such time, Trizec Canada or its subsidiaries might incur at least some amount of FIRPTA tax. Furthermore, the existence of our Class F Convertible Stock may have the effect of inhibiting or impeding a change of control over us or a tender offer for our common stock.

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     We believe that after the end of the five-year period required for our qualification as a “domestically-controlled REIT”, neither Trizec Canada nor its subsidiaries should incur a material amount of FIRPTA tax under circumstances that would allow the holder of our Class F convertible stock to exercise its conversion right. Based on all of the facts and circumstances, we believe that 63 months after the effective date of the corporate reorganization we will be able to demonstrate that during the relevant time period less than 50% of our capital stock, by value, was owned directly or indirectly by persons who were not qualifying U.S. persons and that, as a result, we will then qualify as a “domestically-controlled REIT”.

     Our certificate of incorporation and corporate policies are designed to enable us to qualify as a “domestically-controlled REIT” as planned. The ownership restrictions relating to non-U.S. persons in our certificate of incorporation will prohibit ownership by persons if such ownership would cause us to violate the requirements for being a “domestically-controlled REIT”. We believe these provisions will be effective, although certainty in this regard is not possible. Legislative developments during the relevant five-year qualification period could also affect our ability to qualify as a “domestically-controlled REIT”. Therefore, we cannot assure you that we will become a “domestically-controlled REIT” 63 months after the effective date of the corporate reorganization.

The reduction of the tax rate on certain dividends from non-REIT C corporations may adversely affect us and our stockholders.

     The maximum tax rate on certain corporate dividends received by individuals through December 31, 2008 has been reduced from 38.6% to 15%. This change has reduced substantially the so-called “double taxation” (that is, taxation at both the corporate and shareholder levels) that had generally applied to non-REIT corporations but not to REITs. REIT dividends are not eligible for the new, lower income tax rates, except in certain circumstances where the dividends are attributable to income that has been subject to corporate-level tax. This legislation could cause individual investors to view stock in non-REIT corporations that pay dividends as more attractive than stock in REITs, which may negatively affect the value of our common stock. We cannot predict what effect, if any, the reduction in the tax rate on certain non-REIT dividends may have on the value of our stock, either in terms of price or relative to other potential investments.

Even if we qualify as a REIT, we are required to pay some taxes, which may result in less cash available for distribution to stockholders.

     Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, state and local taxes on our income and property. For example, if we have net income from “prohibited transactions,” that income will be subject to a 100% federal tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we undertake sales of assets that become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions. There can be no assurance, however, that the IRS would not contend otherwise. In addition, we may have to pay some state or local income taxes because not all states and localities treat REITs the same as they are treated for federal income tax purposes. Several of our corporate subsidiaries have elected to be treated as “taxable REIT subsidiaries” for federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to us. In addition, we will be subject to a 100% penalty tax on some payments that we receive if the economic arrangements among our tenants, our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties. To the extent that we, or any taxable REIT subsidiary, are required to pay federal, state or local taxes, we will have less cash available for distribution to stockholders.

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